LITE KING CORP.
                              13314 Lost Key Place
                            Bradenton, Florida 34202





March 27, 2006


VIA U.S. MAIL and FACSIMILE
---------------------------

Mr. Jeffrey Gordon
Staff Accountant - Division of Corporate Finance
United States Securities and Exchange Commission
Mail Room
Washington, DC  20549

Re:   Lite King Corp.
      Form 8-K Item 4.01 Filed January 31, 2006
      File #: 0-25105

Dear Mr. Gordon:


      At the request of the Securities and Exchange Commission we are providing this letter in response to certain comments made in the Commission's letter dated February 1, 2006 regarding Form 8-K Item 4.01 filed January 31, 2006. We are providing the following letter containing our responses.

COMMENT 1:              It is unclear as to why the date of the report listed on
                        the cover page of the Form 8-K is September 30, 2002.
                        The date of the report appears to be January 2, 2005, which is the date of the earliest event (resignation of your former accountants). Please advise.

RESPONSE:               The Company believes the date the former auditors
                        resigned was September 20, 2002. The January 2, 2005 date in Item 4(A)(1)(I) was a typographical error.
                        Current management of the Company was not in place in September 2002 and has been unable to verify the date of resignation with the former auditors even after repeated attempts to seek their input. The former auditors notified current management of the Company on January
                        30, 2006 that they would require $300 from the Company to research their archives for the date of resignation and to prepare the letter to the Commission.

Mr. Jeffrey Gordon
March 27, 2006
Page 2


COMMENT 2:              Please amend Item 4(A)(I)(ii) of your Form-8K to
                        disclose the information required by Item 304(a)(I)(ii) of the Regulation S-B regarding your former accountant's reports, instead of report, for the two fiscal years ended June 30, 2001 and June 30, 2000.

RESPONSE:               The revision has been made to reflect the former
                        accountant's "reports."

COMMENT 3:              Given that your former accountants resigned on January
                        2, 2002 and you engaged new accountants on January 2, 2002, it is unclear as to why your Board of Directors approved the change on September 30, 2002. Please advise or revise accordingly in an amended Form 8-K.

RESPONSE:               As mentioned in Response No. 1, the Company's current
                        management believes the former accountants resigned as of September 30, 2002.

COMMENT 4:              Please amend Items 4(A)(I)(iv) and (v) of your Form 8-K
                        to cover the interim period from the date of the last audited financial statements to January 2, 2002, the date of resignation of your former accountants.

RESPONSE:               As mentioned in Response No. 1, the Company's current
                        management believes the former accountants resigned as of September 30, 2002.

COMMENT 5:              To the extent that you make changes to the Form 8-K to
                        comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

RESPONSE:               Current management has attempted to obtain the
                        Exhibit 16 letter from the former accountants without success. The Company will reattempt to obtain the letter after this corrective amendment is filed with the Commission.

In addition, pursuant to the Commissions request, the company acknowledges that:

      o the company is responsible for the adequacy and accuracy of the disclosure in the filings;

      o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      o the company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                     Sincerely,


                                                     /s/ David Norris
                                                     David Norris
                                                     Chief Executive Officer